UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number 001- 42955

Titan Mining Corporation
(Translation of registrant’s name into English)

 Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	First Amendment to Credit Agreement dated December 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: January 22, 2026	By:	/s/ Tom Ladner
	Name:	Tom Ladner
	Title:	General Counsel

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